Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is an excerpt of a communication CSR plc (CSR) has today made in connection with the proposed merger with SiRF Technology Holdings, Inc (SiRF).

CSR PLC ("CSR") ANNOUNCES COMPLETION OF THE WAITING PERIOD UNDER U.S. ANTITRUST LEGISLATION.

On 10 February 2009, CSR plc announced that it had entered into a merger agreement with SiRF Technology Holdings Inc (SiRF) under which SiRF will merge with a newly organised U.S. subsidiary of CSR (the “Merger”).

Completion of the Merger is subject to approval of both SiRF and CSR’s shareholders, regulatory clearance and certain other conditions.

This included submissions to US authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (‘HSR’), which were made by CSR and SiRF on 23 February 2009.

The waiting period under HSR with respect to the Merger expired on March 25 2009.

The Merger remains subject to the approval by the shareholders of both companies, and the satisfaction or waiver of other closing conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to publicly file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. The definitive Registration Statement on Form F-4 containing the proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the Registration Statement on Form F-4 and the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the Registration Statement on Form F-4, the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the Registration Statement on Form F-4 and the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the 52 week period ended December 28, 2007 and available on its website at (http://www.csr.com/home.php). None of CSR’s directors and executive officers hold any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 27, 2008, which was filed with the SEC on February 27, 2009, and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. SiRF stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the Registration Statement on Form F-4 and the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.